Exhibit 99.1

Arrangement to Conclude Proceedings, Subject to Conditions in accordance

With Section B to Chapter 9A of the Securities Law 5728-1968

That was drawn and entered into on August 13 2018, between the following parties:

State of Israel

Represented by the Tel-Aviv District Attorney (Taxation and Economics)

154 Menachem Begin Street, Tel-Aviv

Telephone: 073-3736084, Fax: 073-3736085

The Plaintiff

Dr. Ron Babecoff ID No. 068780410

Represented by Adv. Oron Schwartz and/or Adv. Yogev Narkis

Museum Tower, 23rd Floor, 4 Berkovitch Street Tel-Aviv

Telephone: 03-6855344 Fax: 03-5322585

And Adv. Maor Berdicevschi

132 Derech Begin Street, Tel-Aviv

Telephone: 03-6846000; Fax: 03-6846001

The Suspect

Whereas	the Suspect was investigated for suspicion of violating the Securities Law 5728-1968, while serving as CEO of BiondVax Pharmaceuticals Ltd. and as director in the Company;

And whereas	the Suspect has fully cooperated with the investigation;

And whereas	the Suspect admitted to the facts described in Sections 1-2 below;

And whereas	the Suspect declared that he has no criminal record (as defined in Section 2 of the Crime Register and Rehabilitation of Offenders Law 5741-1981) during the five years prior to the events that are the subject of this Arrangement;

And whereas	the Suspect declares that to the best of his knowledge, there are no pending investigations or criminal trials in his matter with the police or with the Securities Authority;

Now, wherefore, the parties reached an arrangement to conclude proceedings subject to conditions as follows:

Description of the facts and legislative provisions that are the basis of the arrangement

1.	BiondVax is a public company that specializes in the development of a universal flu vaccine. During the third calendar quarter of 2015, the Suspect had inside information pertaining to progress in contacts between the company and American government research institute on conducting a joint trial, sponsored by the Institute, on the vaccine being developed by the Company.

2.	At the same time, the Suspect maintained contact with Tal Cohen, an investor in the Company, who periodically spoke with the Suspect to remain updated on the Company’s status. During these conversations, the Suspect provided Tal Cohen with insider information regarding progress in the contacts specified in Section 1 above.

3.	The Plaintiff’s position is that by doing so, the Suspect violated Section 52c of the Securities Law 5728-1968 on use of inside information, since he had reasonable grounds to assume that Tal Cohen, as an investor in the Company, would make use of said information.

Terms of the Arrangement

4.	The Plaintiff will not file an indictment on the matter of the Suspect for violation of Section 52c of the Securities Law, subject to the Suspect’s satisfying all of his undertakings in accordance with this Agreement.

5.	The Suspect agrees to the conditions specified below and undertakes to satisfy them in accordance with the timetable set forth below:

5.1	The Suspect undertakes to pay an amount of NIS 70,000.

5.2	The amount will be paid in two monthly instalments of NIS 35,000 each, the first by 20.8.18 and the second by 20.9.18. The Suspect will submit to the Plaintiff confirmation of deposit of each payment as specified above no later than 3 days after the date of payment.

5.3	The Suspect undertakes to pay an additional amount of NIS 70,000, if he commits a violation of the Securities Law within two years of the date of the signing of this Arrangement, in accordance with Section 52BB of the Securities Law.

5.4	The Suspect will act to prepare a plan for internal enforcement, in which procedures will be established that guarantee compliance with the provisions of the Securities Law and will tighten the provisions of the law pertaining to good corporate governance, and will act to assimilate them in the Company. Within these confines, the Suspect undertakes to lecture before Company employees one lecture, at minimum, pertaining to the risk involved in leaking inside information by Company employees.

5.5	The Suspect will update the Plaintiff within six months from the date of the signing of this Arrangement on implementation of his undertakings in accordance with Section 5.4 above, and will present it with said enforcement plan as specified above.

The Suspect’s Declaration

6	The Suspect declares that he was provided with an explanation and is aware of the following conditions:

6.1	If the Plaintiff learns that the Suspect violated any of the terms of the Arrangement, the Suspect will be put on trial for the facts that constitute the subject of the Arrangement unless it finds that the Suspect should not be tried for special reasons to be noted, as specified in Section 54E(f) of the Securities Law.

6.2	If the Suspect is tried for the facts that constitute the subject of the Arrangement, the Arrangement will be considered rendered null and void and the Suspect will not be bound to satisfy the terms of the Arrangement that have not yet been satisfied, as specified in Section 54E(g) of the Securities Law.

6.3	A copy of the Arrangement will be sent to the Securities Authority and will be subject for the purposes of publication and reporting of the Arrangement to the provisions of Section 54c of the Securities Law, with the obligatory changes, as specified in Section 54f of the Securities Law.

In Witness Whereof, the Parties come to set their hands and seal:

One signature in handwriting (-)
Dr. Ron Babecoff	Adv. Yogev Narkis Adv. Maor Berdicevschi	Tel-Aviv District Attorney (Taxation and Economics)

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